EXHIBIT 99.1

Standard Lithium Installs Carbon Capture Pilot Plant, Testing Novel Technology to Limit Emissions and Advance Sustainability

Carbon Capture Pilot Plant has Been Successfully Designed, Constructed, and Installed at the Testing Location in Southern Arkansas, in Collaboration with Investment Partner Aqualung Carbon Capture AS

EL DORADO, Ark., Jan. 31, 2023 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE American: SLI) (FRA: S5L), a leading near-commercial lithium company, is pleased to announce that its Carbon Capture Pilot Plant has been successfully installed at the final testing location in southern Arkansas (see news release dated 14th September 2021). The Carbon Capture Pilot Plant will assess the technical and financial viability of capturing CO2 directly from natural gas burning flue-gas streams, and will inform how Standard Lithium can use technology to minimize CO2 emissions at future production facilities.

Dr. Andy Robinson, President and COO of Standard Lithium commented, “Standard Lithium is committed to ushering in a new generation of sustainable mineral extraction by exploring novel, cutting-edge technologies designed to minimize carbon emissions. We look forward to testing this innovative carbon capture technology to better understand how Standard Lithium can engage in the most sustainable production processes, while integrating low-carbon lithium products into North America’s energy transition supply chain.”

This pilot testing supports the Company’s wider Carbon Capture Utilization and Sequestration (“CCUS”) strategy, and will be integrated with ongoing work to understand how captured carbon can be utilized in the Company’s lithium brine processing flowsheet, and potentially in permanent geological sequestration (see news release dated 13th July 2022). Standard Lithium is one of the owners of this novel carbon capture technology via a $2.5 million equity investment in Aqualung Carbon Capture AS (“Aqualung”) (see news release dated 12th May 2022).

The Carbon Capture Pilot Plant was designed and constructed in the United Kingdom by Standard Lithium’s partner, Aqualung. Following initial commissioning and testing with a CO2-rich flue-gas stream, the plant was then shipped to the Gulf Coast and installed at the final testing location, a natural gas processing site in southern Arkansas that is owned and operated by Mission Creek Resources LLC (“Mission Creek”). Refer to Figure 1 below for a view inside the Carbon Capture Pilot Plant and to Figure 2 for a view of the initial installation.

Figure 1: Inside the Carbon Capture Pilot Plant during commissioning prior to shipping. Following construction by Aqualung, the plant was shipped from Wales, UK to Galveston, Texas, and then transported to the plant location in southern Arkansas.
https://www.globenewswire.com/NewsRoom/AttachmentNg/c71771a6-d117-4c5a-9207-4e4eb5671dec

Figure 2: Initial installation of the Carbon Capture Pilot Plant at the testing site in southern Arkansas. The plant is located at a natural gas processing facilty and will be used to assess the feasibility of CO2 capture from natural gas burning flue emissions.
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About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company with a portfolio of projects in process. The Company’s flagship projects, the LANXESS Property Project and the South West Arkansas Project, are located in southern Arkansas near the Louisiana stateline. The Company is focused on the evaluation and testing of commercial lithium extraction and purification from brine sourced from approximately 180,000 acres of unitized leases across these two projects. The Company operates a first-of-a-kind industrial-scale Direct Lithium Extraction (DLE) Demonstration Plant at the LANXESS Property Project. The scalable, environmentally friendly process eliminates the use of evaporation ponds, reduces processing time from months to hours and greatly increases the effective recovery of lithium. A Definitive Feasibility Study (DFS) and Front-End Engineering Study (FEED) for Phase 1A of the LANXESS Property Project commenced in September 2022. A Preliminary Feasibility Study (PFS) of the South West Arkansas Project commenced in May 2022. The Company is also pursuing the resource development of approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium is jointly listed on the TSX Venture Exchange and the NYSE American under the trading symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at www.standardlithium.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to development of a commercial lithium plant, completion of definitive feasibility study, future prices of commodities, accuracy of mineral or resource exploration and drilling activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.

For further information contact:

LHA Investor Relations
David Barnard
+1 415-433-3777
standardlithium@lhai.com
info@standardlithium.com
Twitter: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/